Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy M.  Trombly, Esq.
amy@tromblybusinesslaw.com


July 20, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

     Attn:     Mr.  Stephen Krikorian

     Re:  CompuMed, Inc.
          Form 10-KSB for the fiscal year ended September 30, 2005 Filed December 27, 2005
          File Number:  000-14210

Dear Mr. Krikorian:

     We received your letter dated June 13, 2006 and we note your request for a response within ten business days. The Company is currently preparing a response but it cannot complete it within the time frame provided by the Staff. We respectfully request a further extension to complete the response to August 18, 2006.

     If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/ Amy M. Trombly
                              ---------------------
                              Amy M. Trombly
                              Counsel for CompuMed, Inc.



Cc:  Jerry McLaughlin
     President and Chief Executive Officer
     CompuMed, Inc.
     5777 West Century Blvd.
     Suite 1285
     Los Angeles, CA 90045